January 8, 2010
VIA FACSIMILE
Ms. Kathryn S. McHale
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:	Midwest Banc Holdings, Inc.
Form S-4/A filed December 3, 2009, File No. 333-160985
Schedule TO-I filed December 3, 2009, File No. 005-55861
Definitive Proxy Statement (Depositary Shares Proxy Statement) filed December 3, 2009, File No. 001-13735
Definitive Proxy Statement (Common Stock Proxy Statement) filed December 3, 2009, File No. 001-13755
Dear Ms. McHale:
          We are submitting the following responses to the comments in the letter from the Staff of the Securities and Exchange Commission (the “Commission”), dated December 4, 2009 (the “Comment Letter”), with respect to the above-referenced filings. For your convenience, enclosed is a copy of Amendment No. 4 to the above-referenced Registration Statement on Form S-4 (“Amendment No. 4”), that is being filed with the Commission on the date hereof and which has been marked to show changes against the related disclosures contained in the Amendment No. 3 to the Form S-4 filed with the Commission on December 3, 2009.
          Please note the numbered items below correspond to the number of the corresponding comment (set forth in bold italics below) from the Comment Letter. Any capitalized terms used in this letter and not otherwise defined have the meanings assigned to them in Amendment No. 4.
Schedule TO-I and Form S-4
1.	The preliminary prospectus disseminated to security holders in an early commencement exchange offer must be complete and contain all required information. Accordingly, please remove the “Subject to Completion” language from the cover page of your prospectus. Please see the Compliance & Disclosure Interpretations-Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001, Section I.E.2) on our website www.sec.gov for further guidance.

In response to the Staff’s comment, the copy of the prospectus included in Amendment No. 4 and incorporated by reference into the Schedule TO reflects the removal of the “Subject to Completion” language and the reference to information in the prospectus not being complete from the cover of the prospectus. The Company previously filed with the Commission a copy of

Ms. Kathryn S. McHale
January 8, 2010

the prospectus that reflected the removal of the “Subject to Completion” language and the reference to information in the prospectus not being complete. Please note that such filing was erroneously coded as being pursuant to Rule 424(b) rather than pursuant to Rule 424(a).
2.	Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. Please see the Compliance & Disclosure Interpretations-Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3) on our website www.sec.gov for more information. Please confirm to us that Midwest Banc Holdings, Inc. will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

The Company acknowledges the Staff’s comment and confirms to the Staff that it will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the interpretation set forth under Section I.E.3 of the Compliance & Disclosure Interpretations—Regulation M-A and Related Rules.
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In connection with the foregoing responses, the Company acknowledges that:
          (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
          (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
          (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
          We appreciate your prompt review of and assistance with this response. Please feel free to call me at 708-498-2085 if you have any questions or further comments.

Very truly yours,
/s/ JoAnn Sannasardo Lilek

JoAnn Sannasardo Lilek Executive Vice President and Chief Financial Officer

cc:	Timothy Sullivan, Hinshaw & Culbertson, LLP Daniel C. McKay, II, Vedder Price P.C. John T. Blatchford, Vedder Price P.C. Jennifer Durham King, Vedder Price P.C.